SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO/A

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                 Amendment No. 1

                            (Name of Subject Company)

                  CAPITAL REALTY INVESTORS IV LTD. PARTNERSHIP
                         A Maryland limited partnership

                               at $40 Net Per Unit

                                       by

                EQUITY RESOURCE WESTON FUND LIMITED PARTNERSHIP,
                       a Massachusetts limited partnership

                          Equity Resources Group, Inc.
                               Eggert Dagbjartsson

                            Limited Partnership Units

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                44 Brattle Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                            Calculation of Filing Fee

         Transaction Valuation*                     Amount of Filing Fee
                $441,000                                   $88.20
--------------------------------------------------------------------------------

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 11,025 Units at a purchase price of $40 per Unit in the Partnership.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
--------------------------------------------------------------------------------

     Amount Previously Paid:   $88.20            Filing Party:  Equity Resource
                                                                 Weston Fund LP

     Form of Registration No.: Schedule TO/T     Date Filed:    June 17, 2003
--------------------------------------------------------------------------------

                                 AMENDMENT NO. 1

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") by Equity Resource Weston Fund, Limited Partnership, a Massachusetts limited partnership, Eggert Dagbjartsson, its general partner and Equity Resources Group, Inc., its manager (collectively the "Purchaser") to purchase 11,025 units (the "Units") of limited partnership interests in Capital Realty Investors IV Ltd. Partnership, a Maryland limited partnership (the "Partnership"), at $40 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after June 17, 2003 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, copies of which are attached hereto as Exhibits
(a)(l) and (a)(3) (which are herein collectively referred to as the "Offer") and less the $100 transfer fee (per transaction, not per unit) charged by the general partner of the Partnership. The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

        ITEMS 1 AND 4

        ITEM 1--SUMMARY TERM SHEET

        The sixth question of the Summary Term Sheet is amended in its entirety to read as follows:

                "How long do I have to decide whether to tender in the offer?

                You will have at least until 12:00 midnight, Eastern Time, on July 17, 2003, to decide whether to tender your Units in the offer. In addition, if we decide to extend the offering period as described below, you will have an additional opportunity to tender your Units. The Purchaser will not delay payment for Units (unless it is in anticipation of necessary governmental approval) subsequent to the expiration of the Offer. See "THE OFFER--Section 3--Procedures for Tendering Units.""

        The seventh question of the Summary Term Sheet is amended in its entirety to read as follows:

                "Can the offer be extended or amended and under what circumstances?

                Yes, we may elect to extend the offer in order to extend the period of time during which the offer is open and/or to amend the offer in any respect (including, without limitation, by increasing or decreasing the offer price). If the Offer is amended with less than 10 business days remaining in the initial offering period, the Offer will be extended to give limited partners at least 10 business days following the filing of the amendment to consider the amended offer. If you do not tender your Units during the initial offering period or during the subsequent offering period (if a subsequent offering period is provided), you will not have the opportunity to accept the offer. See "THE OFFER--Section 5--Extension of Tender Period; Termination; Amendment.""

        The ninth question of the Summary Term Sheet is amended in its entirety to read as follows:

                "What are the most significant conditions to the offer?

                We are not obligated to purchase any Units in the offer if the general partner of the Partnership or its transfer agent are unable to confirm after being contacted by the Purchaser that the Agreement of Sale is properly completed and duly executed. See "THE OFFER--Section 15--Certain Conditions of the Offer.""

ITEM 4--TERMS OF THE OFFER

        The third paragraph of "The Offer-Introduction" is amended in its entirety to read as follows:

                "For those Limited Partners who accept the Offer, a cash payment for Units will be made to those Limited Partners within ten (10) business days following the expiration date of the Offer, as long as Weston Fund has received from those Limited Partners a properly completed and duly executed Agreement of Sale. The Purchaser will not delay payment for Units (unless it is in anticipation of necessary governmental approval) subsequent to the expiration of the Offer. The Purchasers may accept only a portion of the Units tendered by a Limited Partner in the event a total of more than 11,025 Units are tendered."

        The tenth paragraph of "The Offer-Introduction" is amended in its entirety to read as follows:

                "The Partnership is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and, in accordance with that act, is required to file reports and other information with the Securities and Exchange Commission (the "SEC") relating to its business, financial condition and other matters. These reports and other information may be inspected at the public reference facilities maintained by the SEC at room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials can also be obtained from the Public Reference Room of the SEC in Washington, D.C. at prescribed rates or from the SEC's Website at http://www.sec.gov."

        "The Offer-Section 1-Terms of the Offer" is amended in its entirety to read as follows:

                "Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for up to 11,025 Units that are validly tendered on or prior to the Expiration Date (as defined below). The term "Expiration Date" means 12:00 midnight, Eastern Time, on July 17, 2003, unless the Purchaser extends the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest date on which the Offer, as so extended by the Purchaser, shall expire.

                The Offer is conditioned on satisfaction of certain conditions. See "Offer--Section 15--Certain Conditions of the Offer," which sets forth in full the conditions of the Offer. The Purchaser will not be required to accept for payment or to pay for any Units tendered, and may amend or terminate the Offer if the Agreement of Sale is not properly completed and duly executed.

                Purchaser reserves the right (but shall not be obligated) to waive any or all of these conditions. If any or all of those conditions have not been satisfied or waived by the Expiration Date, Purchaser reserves the right (but shall not be obligated) to (i) decline to purchase any of the Units tendered, (ii) terminate the Offer and return all tendered Units to tendering Limited Partners, (iii) waive all of the unsatisfied conditions and, subject to complying with applicable rules and regulations of the SEC, purchase all Units validly tendered, (iv) extend the Offer and, subject to the right of Limited Partners to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended or (v) otherwise amend the Offer. If any material conditions are waived, the Purchaser will amend the Offer to disclose its waiver. If the amendment is filed with less than ten (10) business days remaining in the Offer, the Purchaser will extend the offer giving limited partners at least ten (10) business days following the amendment to consider the amended offer."

        "The Offer-Section 15-Certain Conditions of the Offer" is amended in its entirety to read as follows:

                "Purchaser will not be required to accept for payment or to pay for any Units tendered, and may amend or terminate the Offer if the general partner of the Partnership or its transfer agent are unable to confirm after being contacted by the Purchaser that the Agreement of Sale is properly completed and duly executed.

                Limited partners may independently confirm the satisfaction of this condition by contacting the general partner of the Partnership at the telephone number located in Section 10 of the Offer. The conditions set forth in this Section 15 are for the sole benefit of the Purchaser and its affiliates and may be asserted by the Purchaser regardless of the circumstances giving rise to that condition. The conditions set forth in this Section 15 may be waived by the Purchaser, in whole or in part, from time to time in its sole discretion on or prior to the expiration of the offer. The failure by the Purchaser at any time on or prior to the expiration of the offer to exercise these rights will not be deemed a waiver of those rights, which rights will be deemed to be ongoing and may be asserted at any time and from time to time on or prior to the expiration of the offer. Any determination by the Purchaser concerning the events described in this Section 15 will be final and binding upon all parties. The Purchaser confirms that it has disclosed all conditions of the Offer and that all conditions of the Offer must be satisfied prior to the expiration of the Offer. If any material conditions of the Offer are waived, the Purchaser will amend the Offer to disclose its waiver. If the amendment is filed with less than ten (10) business days remaining in the Offer, the Purchaser will extend the offer giving limited partners at least ten (10) business days following the amendment to consider the amended offer."

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 1, 2003            Equity Resource Weston Fund Limited Partnership,
                                        a Massachusetts limited partnership

                                        By: /s/ Eggert Dagbjartsson
                                            ------------------------------------
                                              Eggert Dagbjartsson
                                              General Partner

                                        Equity Resources Group, Inc.
                                        A Massachusetts Corporation

                                        By: /s/ Eggert Dagbjartsson
                                            ------------------------------------
                                              Eggert Dagbjartsson
                                              Executive Vice President

                                        Eggert Dagbjartsson

                                        By: /s/ Eggert Dagbjartsson
                                            ------------------------------------
                                              Eggert Dagbjartsson

                                  EXHIBIT INDEX

                                                                  Sequential
Exhibit No.                    Description                       Page Number
--------------------------------------------------------------------------------

(a)(1) -        Offer to Purchase, dated June 17, 2003 *            4-28
--------------------------------------------------------------------------------

(a)(2) -        Transmittal letter, dated June 17, 2003 *            29
--------------------------------------------------------------------------------

(a)(3) -        Agreement of Sale and Assignment *                 30-33
--------------------------------------------------------------------------------

(a)(4)          Summary Advertisement *                              34
--------------------------------------------------------------------------------

(b) -           Not applicable.
--------------------------------------------------------------------------------

(c) -           Not applicable.
--------------------------------------------------------------------------------

(d) -           Not applicable.
--------------------------------------------------------------------------------

(e) -           Not applicable.
--------------------------------------------------------------------------------

(f) -           Not applicable.
--------------------------------------------------------------------------------

(g)             Not applicable
--------------------------------------------------------------------------------

(h)             Not applicable.
--------------------------------------------------------------------------------

* Previously Filed